Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in this Registration Statement on Form S-1 filed pursuant to Rule 462(b) of the Securities Act of 1933 of the reference to our firm under the caption “Experts” and to the incorporation by reference of our report dated June 15, 2020, (except for the paragraphs discussing the reverse stock split in Note 13, as to which the date is July 13, 2020), relating to the consolidated financial statements of Fathom Holdings Inc. (formerly known as Fathom Holdings, LLC) (the “Company”) included in Amendment No. 6 to the Registration Statement (Form S-1 No. 333-235972) and related Prospectus of the Company for the registration of its common stock.

/s/ BDO USA, LLP

Raleigh, North Carolina
July 30, 2020